April 22, 2010

VIA EDGAR AND FEDERAL EXPRESS

Ms. Kathryn McHale
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Mail Stop 4561
Washington, D.C. 20549

Re:	IMH Financial Corporation
IMH Secured Loan Fund, LLC
Amendment No. 5 to Registration Statement on Form S-4
Filed April 6, 2010
File Nos. 333-164087 and 333-164087-01

Dear Ms. McHale:

On behalf of IMH Financial Corporation (“IMH”) and IMH Secured Loan Fund, LLC (the “Fund” and, together with IMH, the “Company”), this letter provides the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 16, 2010 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-4 (the “S-4”).  For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment.  Where appropriate, we have indicated the page number of the revised disclosure in Amendment No. 6 to the S-4.

Amendment No.5 to Registration Statement on Form S-4

General

1.	We continue to evaluate your response to comment 3 in our letter dated March 31, 2010. We may have further comment.

Response:

The Company notes the Staff’s comment.

Ms. Kathryn McHale, April 22, 2010 - Page 2

Cover Page of Consent Solicitation/Prospectus

2.
We note your response to comment 5 in our letter dated March 31, 2010.  We also note that you have included the additional disclosure in response to this comment on the cover page of the registration statement.  Please revise to include the additional disclosure on the cover page of the consent solicitation/prospectus, rather than the cover page of the registration statement.

Response:

The Company has revised the cover page of the consent solicitation/prospectus in response to the Staff’s comment.

Questions and Answers about the Consent Solicitation..., page 1

3.
Please add a question and answer about appraisal rights.  In particular, please include a brief discussion of the Manager’s position that the transaction does not constitute a “roll-up” along with cross-references to the sections which include more detailed discussions and risk factors.

Response:

The Company has revised page 17 of the S-4 in response to the Staff’s comment.

Summary, page 19

4.
Please include a “Recent Developments” section to update the financial information and related disclosure with any material information on your financial condition and results of operations for the most recent quarterly period.

Response:

The Company supplementally informs the Staff that is has not yet prepared financial statements for the three month period ended as of March 31, 2010, and, accordingly, information on the financial condition and results of operations for such period are not yet available at this time. The Company has included a new “Recent Developments” section on revised pages 32 and 33 of the S-4 in response to the Staff’s comment which includes various disclosures made throughout the S-4.

Termination of Selling Agreements, page 26

5.
We note the disclosure on page 27 with regard to amounts owed “by the Manager or the Fund” in connection with the selling agreements.  Please revise your disclosure to clarify what the Fund’s obligation is to make payments to broker-dealers.  The operating agreement appears to state that these expenses are paid exclusively by the Manager.  If the Fund is not obligated to make payments, please confirm that this obligation was considered in the valuation of the Manager.

Ms. Kathryn McHale, April 22, 2010 - Page 3

Response:

In response to the Staff’s comment, the Company has revised pages 28 and 107 of the S-4 to clarify that the Fund  has no payment obligations to broker-dealers pursuant to the selling agreements.

The warrants, which are exercisable only if IMH Financial Corporation consummates an initial public offering or listing, eliminate a contingent liability that IMH Financial Corporation would otherwise be assuming pursuant to the selling agreements.  At the time of the ValueScope, Inc. (“ValueScope”) reports, recorded and contingent liabilities were discussed with and contemplated by ValueScope as part of its due diligence in the valuation of the Manager, including the contingent liability attributable to the selling agreements. No liability was recorded for selling agreements in the Manager’s financial statements because it was determined that the probability of having any amounts come due under this contingent liability was remote (as described in the Company’s response to comment 6 below). The Manager did not contemplate issuing securities to the broker-dealers and, thus, issuance of securities in exchange for the termination of the selling agreements was not expressly addressed in ValueScope’s valuation report on the Manager.  However, because ValueScope reviewed the Manager’s (a) historical financial statements and projections, (b) historical and ongoing obligations (including its contingent obligations under the selling agreements), and (c) other historical and projected liabilities, assets, revenues and expenses, as part of its analysis, the Manager believes this analysis of the contingent liability is implicit in ValueScope’s valuation.

In addition, the Company supplementally advises the Staff that the fairness opinion of Sutter Securities Incorporated (“Sutter Securities”) addresses the fairness of the acquisition of the Manager and Holdings from a financial point of view, to the stockholders of IMH Financial Corporation (other than the owners of the Manager and Holdings). It does not separately address the issuance of shares to broker-dealers in exchange for termination of contingent obligations under the selling agreements (which would otherwise remain a contingent obligation of the Manager as a wholly-owned subsidiary of IMH Financial Corporation upon consummation of the Conversion Transactions), however, Sutter Securities was advised of the plan under which up to 200,000 shares could be issued to broker-dealers in exchange for termination of the selling agreements (which is also disclosed in the S-4) in connection with its review of the fairness of the acquisition of the Manager and Holdings. Sutter Securities issued its opinion that the acquisition of the Manager and Holdings is fair, from a financial point of view, to the stockholders of IMH Financial Corporation (other than the owners of the Manager and Holdings). Sutter Securities is also expected to bring down this opinion to a current date as of the mailing date of the consent solicitation/prospectus.

Ms. Kathryn McHale, April 22, 2010 - Page 4

6.	Please tell us how you considered the obligations and issuance of the warrants for purposes of your pro forma presentation.

Response:

The contractual liability of the Manager under the selling agreements is disclosed as a contingent liability in the Manager's financial statements and pro forma financial statements.  No liability was recorded in respect of that contingent liability in the Manager or pro forma financial statements because (i) the liability is only payable upon the recognition of gains arising from the disposition of assets that are sold in excess of the Fund’s original cost basis, including all note rate contractual interest due, and (ii) the Manager concluded that the probability of paying this liability is remote in light of the current loan and real estate owned assets that are valued at approximately 44.4% of the Fund’s original cost basis.

The Manager considered and determined that is was not appropriate to include an adjustment in the pro forma financial statements with respect to the potential issuance of 200,000 shares to broker-dealers due to the unrelated nature of the future actions required by IMH Financial Corporation to issue the warrants to the broker-dealers.  In particular, (i) no agreement has yet been entered into to issue the warrants, (ii) the issuance of the warrants are not a condition to or required by the Conversion Transactions, (iii) the warrants would be issuable only if the Conversion Transactions are consummated (which requires approval by members), and (iv) no issuance of warrants will be made until the board determines in its discretion to approve such issuance, and the warrants are exercisable only upon the one-year anniversary of completion of an initial public offering or listing.

7.	Please tell us how you determined the value of the, selling agreements and how you determined 200,000 shares was appropriate compensation.

Response:

In the second half of 2009, the Manager reached an agreement with approximately 97.3% of the broker-dealers (based on total capital subject to trailing commissions) under the selling agreements, pursuant to which the broker-dealers agreed to forego the current and future payment of trailing commissions owed to broker-dealers pursuant to those selling agreements based on the length of time the investor clients (i.e., members of the Fund) of any particular broker-dealer remain members of the Fund. Under the selling agreement, the broker-dealers agreed to forego the entire trailing commission liability, which totaled approximately $1 million prior to the execution of the revised selling agreement, in exchange for 50% of the amounts earned and received by the Manager after August 1, 2009, if any, resulting from any late fees, penalties or net gains from the sale of foreclosed or other loan related assets of the Fund, pursuant to the Fund’s operating agreement.   This contingent liability is disclosed in the financial statements of the Manager.

Ms. Kathryn McHale, April 22, 2010 - Page 5

The Manager utilized the Black-Scholes valuation model to determine the number of five year warrants necessary to approximate $1 million in value, which was the value of the trailing commissions previously due and forgiven under the revised selling agreement.  Under this model, the Manager determined that the 200,000 warrants have an approximate Black-Scholes value of $1.2 million.  The Manager then discounted this value by 20% to yield a $1 million value, reflecting the fact that the warrants issued, if any, would only vest and become exercisable one year after the completion of an initial public offering or listing.

8.	Please file the selling agreements as exhibits.

Response:

In response to the Staff’s comment, the Company has filed the form of selling agreement, and the form of amendment thereto, which forms are substantially similar to all executed selling agreements and the amendments thereto, as Exhibits 10.4 and 10.5 to the S-4.

Votes Required to Approve the Conversion Transactions..., page 30

9.	Please revise this discussion to include a cross-reference to the first full risk factor on page 53. Please revise the corresponding discussion on page 84 accordingly.

Response:

The Company has revised pages 31 and 87 of the S-4 in response to the Staff’s comment.

Risk Factors, page 45

If the Conversion Transactions were to be deemed a “roll-up”..., page 53

10.
Please revise this risk factor to c1arify that the determination that the Conversion Transactions do not constitute a “roll-up” transaction is a judgment made by the Manager that is not entirely free from doubt and that a court might not agree with this determination.  Please also discuss the implications of a court determining that the transaction is a “roll-up” after the consummation of the Conversion Transactions, including the likely remedies available and the impact on continuing operations.

Ms. Kathryn McHale, April 22, 2010 - Page 6

Response:

The Company has revised page 55 of the S-4 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 140

11.
We note your response our previous comment 12 regarding your adoption of ASC 810-10-25-38 (SFAS 167), including your statement that you adopted SFAS 167 as of January 1, 2010 and that it is likely that the Manager will consolidate the Fund as of January 1, 2010.  We continue to evaluate your response to this comment as it relates to the question of whether the acquisition of the Manager by the Fund is a transfer under common control under ASC 805-10-15-4.

Response:

The Company notes the Staff’s comment.

Management’s Discussion and Analysis of IMH Secured Loan Fund LLC

Factors Affecting our Financial Results

Loan Modifications, page 184

12.
We note your response to previous comment 17 regarding your disclosure on page 185 that “in no case have any of our loan modifications been deemed to represent a ‘troubled debt restructuring’ in accordance with GAAP.”  As previously requested, please address the following to more clearly explain how you determined that certain of your modifications did not represent troubled debt restructurings under ASC 310-40-15:

a.
We understand that you routinely make modifications to your loans, in pm1 to extend the maturity of the loan as part of the normal progression of the construction or development of the underlying properties.  At the time of the modification, please tell us how you determined whether the debtor was in financial difficulty as referenced in ASC 310-40-15-5.

Response:

Pursuant to ASC 310-40-15-5, a restructuring of debt constitutes a troubled debt restructuring (“TDR”) if the creditor -- for economic or legal reasons related to the debtor’s financial difficulties -- grants a concession to the debtor that it would not otherwise consider. ASC 310-40-15-6(a) provides that a creditor may restructure the terms of a debt instrument to alleviate the burden of the debtor’s near-term cash requirements, and many TDR’s involve the modification of loan terms to reduce or defer the debtor’s near-term obligation to make cash payments, in an attempt to help the debtor improve its financial condition and eventually repay the creditor.  However, ASC 310-40-15-8 also provides that, in general, a debtor that can obtain funds from sources other than the existing creditor at market interest rates at or near those for non-troubled debt is not involved in a TDR. Additionally, the accounting literature also provides that minor modifications of loan terms, such as changes in covenants and other changes that tend to occur frequently and in the ordinary course of business, shall not be recognized in the financial statements.

Ms. Kathryn McHale, April 22, 2010 - Page 7

The Company believes that a discussion of the Fund’s historical business activities may help clarify the Manager’s evaluation and conclusions regarding whether the Fund’s loan modifications constitute TDR’s under the applicable accounting literature.

Prior to fiscal year 2009, substantially all of the Fund’s loans were originated with a one year term.  This practice was utilized in order to allow the Manager, at the end of the applicable initial loan term, to re-underwrite the loan to ensure that the borrower had made appropriate progress on development with respect to the subject collateral during that period, as well as to determine whether there had been any material deterioration in the credit-worthiness of the applicable borrower, as discussed in the S-4 under the heading entitled “Management’s Discussion and Analysis -- Loan Modifications.”  Upon completing the review and re-underwriting of a particular loan, the Manager customarily extended the loan for an additional period for a term generally not in excess of one year.  Loans at or nearing conclusion of their term were either under consideration for next-phase financing by the Fund or under analysis for take-out financing by third-parties.

During the course of the Manager’s evaluation of the advisability of extending a particular loan, the Manager would re-underwrite the borrower and the related project.  This evaluation primarily included consideration of the following factors: (a) the estimated cash flow to be derived from the development and disposition of the project; (b) the stage of development of the project from an entitlement perspective; (c) the financial wherewithal of the borrower, as evidenced by personal financial statements provided by the borrower and applicable guarantors to the Manager; (d) the need for supplemental collateral of the borrower to achieve a proper loan-to-value ratio; (e) whether the Manager believed that retaining the current owner, operator, or developer of the existing collateral would maximize the collateral value; (f) the borrower’s performance under the terms of the original loan; (g) the borrower’s ability to fund on-going maintenance, taxes and insurance costs; and (h) the availability of third-party financing to the borrower to “take-out” the Fund’s loan.

On this basis, prior to September 30, 2008, in the Manager’s judgment, none of the Fund’s loan modifications qualified as TDR’s based on the following: (a) such modifications were customary and in the ordinary course of business; (b) the borrower’s financial condition did not appear to be impaired based on the borrower’s continued positive performance under the terms of the loan, as well as the Manager’s receipt of the personal financial statements of the borrower and applicable guarantors, both of which indicated that the borrower continued to be financially viable; (c) the Fund expected to collect the full value of the outstanding loan based on the fair value of the underlying collateral, and/or the pledging of additional collateral; (d) any extensions in loan terms were customarily granted to move the project further along the development process, and were not considered indications of financial difficulty; (e) substantially all modifications were executed upon or after maturity of the existing loans, and not prior thereto; (f) in no case did the Manager forgive any recorded principal or interest due under the loan, as of the date of maturity or modification; and (g) based on the Manager’s on-going interaction with market participants, the Manager concluded that financing for the borrowers continued to be available from direct competitors or traditional lenders at similar rates, although the Manager chose to provide such financing.

Ms. Kathryn McHale, April 22, 2010 - Page 8

Despite the fact that in a number of instances the subject development project of the applicable debtor had been completed (i.e., full entitlements were obtained) or was near completion for the current phase of development, beginning in late 2008 and throughout 2009, traditional take-out financing was largely unavailable in the marketplace.  In the absence of such take-out financing, the Manager found it necessary to either allow its loans to remain in a default status, extend the loan terms through a modification of the applicable loan, or commence foreclosure actions.  Consistent with the Manager’s loan modification policy, the Manager made the determination under GAAP as to whether or not each extension or modification qualified as a TDR.

b.
Tell us how you evaluated each modification to determine whether a concession was granted as part of the modification.  Specifically, address how you considered whether maintaining the same interest rate upon modification or reducing the interest rate upon modification was a concession under ASC 310-40-15-5.

Response:

As noted above, in the case of not one loan modification did the Manager forgive any recorded principal or interest due under the loan as of the maturity date or related modification.  In all cases, the Manager attempted to maintain the interest rate at its previous level, although in certain cases the borrower successfully negotiated a lower rate due to factors including (a) multiple reductions in the prime rate since the date of original funding, which resulted in a spread over prime equivalent to the original loan, or (b) the extended term of the loan (i.e., in some cases 24 to 36 months) supported a lower rate more reflective of market rates for similar term loans.  Initially, the Manager did not consider these loans to be TDR’s because it did not believe that it was granting such borrowers any type of concessions regarding principal or interest due, and, when applicable, the Manager believed it had a reasonable basis for reducing such interest rates.

Ms. Kathryn McHale, April 22, 2010 - Page 9

However, with the general scarcity of available take-out financing, the Manager believes that any loan that has reached maturity and has been modified or extended, regardless of the stage of development of the underlying collateral, is considered to be the result of the debtor having financial difficulties.  Additionally, as a “bridge lender” in a market where such new lending availability is sporadic, if available at all, any renewal of loans with an interest rate near to, or lower than, the original interest rate is deemed to be below what other bridge lenders would charge, and, therefore, is deemed by the Manager to be a “concession” to the debtor.  Inasmuch as both conditions are met, the Manager has classified all loan modifications or extensions made beginning in the fourth quarter of 2008 and thereafter as TDR’s for financial reporting purposes. Due to the application of fair value guidance to the loan portfolio, generally all loans reflect any impairment that would otherwise be recognized under TDR accounting treatment.

c.	As part of your response, please revise your policy disclosure to confirm, if true, that you analyze each modification individually to determine whether it was a troubled debt restructuring.

Response:

The Company has revised pages 188, 189, F-15, F-41 and F-42 of the S-4 in response to the Staff’s comment.

d.
Please specifically tell us how you evaluated the modifications made prior to the fourth quarter of 2008 in evaluating whether a concession was made and whether borrowers were in a state of financial difficulty.  To that effect, please identify how you considered your disclosure on page 184 that “Beginning in mid-2008, the macro-economic business environment (i.e., demand) for bridge loans deteriorated significantly as financing from third party lenders to ‘take out’ the Fund’s bridge loans materially diminished.”  Further, describe how you considered whether market credit spreads for such loans had increased prior to the fourth quarter 2008 such that concessions were made as part of your modifications.

Response:

The Company believes it has addressed the Staff’s comment regarding the Manager’s evaluation of modifications prior to the fourth quarter of 2008 in its response to comment 12(b).  However, the Company has revised page 188 of the S-4 to conform to the preceding discussion and to clarify that beginning in the fourth quarter of 2008, rather than in mid-2008, financing from third party lenders to “take out” the Fund’s bridge loans materially diminished.  During the quarter ended September 30, 2008, 17 loan modifications occurred (including modifications pertaining to nine loans related to three separate borrowing groups) with a weighed average pre-modification interest rate of 12.99% per annum and a weighed average post-modification interest rate of 13.27% per annum.  All but one loan modified during that quarter was performing as of the date of modification. The average prime rate for such loans at original funding was 8.03% per annum (with an average spread of 4.21%) and was 5.00% per annum at the date of modification (with an average spread of 7.47%).  The Manager believes that while the increase in average interest rate is not significant, the increase in the average spread reflects the appropriate market credit risk adjustment for the period.

Ms. Kathryn McHale, April 22, 2010 - Page 10

Important Relationships Between Capital Resources and Results of Operations, page 186

13.
You disclose on page 195 that you engaged Cushman & Wakefield to perform valuation services on certain properties and projects.  Please revise to provide a consent from Cushman & Wakefield as an expert.

Response:

In response to the Staff’s comment, the Company has filed the consent of Cushman & Wakefield as Exhibit 23.5 to the S-4.

Allowance for Credit loss and Fair Value Measurement, page 190

14.
We continue to evaluate your response dated April 13, 2010 related to the valuation methodologies applied your Real Estate Owned and the collateral underlying your loan portfolio.  We may have further comment based on our analysis.

Response:

The Company notes the Staff’s comment.

Comparison of Rights of Holders of IMH…, page 265

Appraisal Rights …, page 276

15.
Please revise the “Voting Rights” discussion to address the difference in voting rights between the Fund and IMH Financial Corporation related to dissolution.  We note, in that regard, that members can dissolve the Fund by a majority vote and without the concurrence of the Manager.  In contrast it appears that the dissolution of IMH Financial Corporation may be authorized without action of the directors if all the stockholders entitled to vote consent in writing,

Ms. Kathryn McHale, April 22, 2010 - Page 11

Response:

The Company has revised page 275 of the S-4 in response to the Staff’s comment. The Company supplementally informs the Staff that Section 224 of the Delaware General Corporations Code protects minority stockholders from termination of their investment by requiring that dissolution by a majority of members (who owe no fiduciary duty to other members) may only be effected with the approval of a majority of directors who owe an independent duty to IMH Financial Corporation.

16.
You disclose on page 277 that the Manager believes that the compensation set forth in Article 14 of the operating agreement represents the “Manager compensation” contemplated by the definition of “roll-up” and that all such compensation is eliminated as a result of the Conversion Transactions.  Please tell us, with a view towards revised disclosure, the basis for your narrow reading of the term “Manager compensation”.  Please consider in your response if you would arrive at the same conclusion using the substantially similar “management compensation” language in Item 901(c)(2)(vii) of Regulation S-K.  If not, please tell us why you would interpret the two terms differently.

Response:

The term “Manager compensation” is not a defined term under the Operating Agreement.  The term “Manager” is defined twice in the Operating Agreement.  It is first defined as “Investors Mortgage Holdings, Inc.”, and subsequently defined as “Investors Mortgage Holdings, Inc., an Arizona Corporation, in that capacity, or any Person replacing Investors Mortgage Holdings, Inc.” under the Operating Agreement.  “Manager compensation” would be read on its face to include “compensation” to Investors Mortgage Holdings Inc. or a successor to Investors Mortgage Holdings Inc. as the Manager of the Fund under the Operating Agreement.

The term “Manager compensation,” however, is not defined to include “Affiliates” of the Manager.  By contrast, the term “Affiliates” is used in certain other provisions in the Operating Agreement.  In light of its usage in certain provisions elsewhere in the Operating Agreement, and because of the absence of its usage in the reference to “Manager compensation,” the Company believes the language should be read on its face to not include Affiliates.  If “Manager compensation” was intended to refer to compensation to “Affiliates” of the Manager in addition to compensation to the Manager in this instance, it would have been drafted as “compensation to the Manager and its Affiliates” or “Sponsor compensation”.  However, the addition of “Affiliates” or “Sponsor” was not included in the Operating Agreement and the language is unambiguous and should be read objectively on its face.

The Staff has also asked the Company to consider the hypothetical result if the language was “management compensation” in the definition of “roll up transaction” under Item 901(c)(2) of Regulation S-K, rather than its actual definition of “Manager compensation.”  The Company notes that, because the Conversion Transactions do not involve finite life entities, among other reasons, the Conversion Transactions do not constitute a “roll-up transaction” as defined under Regulation S-K.  If the Company were to compare “management compensation” under Item 901(c) (2) of Regulation S-K to “Manager compensation” as contractually defined in the operating agreement governed by Delaware law, however, the Company would highlight the fact that neither “management compensation” nor “management” are defined terms under Item 901(c) of Regulation S-K.  By contrast, “Manager” is specifically defined as “Investors Mortgage Holdings, Inc.”, and subsequently defined as “Investors Mortgage Holdings, Inc., an Arizona Corporation, in that capacity, or any Person replacing Investors Mortgage Holdings, Inc.” under the Operating Agreement.

Ms. Kathryn McHale, April 22, 2010 - Page 12

Because “management” in “management compensation” is not defined, whereas Manager is expressly defined, the Company believes that the reference to “management” should be more broadly interpreted than “Manager,” and “management compensation” should be more broadly interpreted (but not unlimited in scope) than “Manager compensation.”  The Company believes that “management compensation” would refer to compensation provided to management for the provision of management services. Consequently, the Manager believes that equity issued to acquire the equity interests from equityholders of the Manager and Holdings is not “management compensation”, particularly if issued for fair value (and the Manager has received independent third party support for that conclusion).  Items such as salaries to executive officers of IMH Financial Corporation or equity incentives could be viewed as “management compensation” (but we do not believe are correctly viewed as “Manager compensation”, which is the actual relevant legal definition).  However, in addition to the items discussed in the Company’s prior response letter, Section 3.1.6 of the Operating Agreement permits the Manager to “employ from time to time, at the expense of the Company, persons, including the Manager or its Affiliates, required for the operation of the Company’s business, including employees, agents, independent contractors, brokers, accountants, attorneys, and others; to enter into agreements and contracts with persons on terms and for compensation that the Manager determines to be reasonable; and to give receipts, releases, and discharges for all of the foregoing and any matters incident thereto as the Manager may deem advisable or appropriate.” Accordingly, certain of these expenses may be borne by the Fund regardless of the Conversion Transactions.

Importantly, as addressed in the Company’s prior response letter, the Manager also analyzed whether “Manager compensation” resulted in a “significant adverse change” in “Manager compensation” even if  “Manager compensation” was deemed to include (i) all items of value provided to affiliates (i.e., equityholders of the Manager or future executive officers of IMH Financial Corporation that were formerly executive officers of the Manager) and (ii) the assumption of liabilities historically borne by the Manager.  The Manager concluded that even assuming the inclusion of these items as “Manager compensation,” there is no “significant adverse change” in “Manager compensation.”  Accordingly, changing the defined term in the Operating Agreement to the broader term “management compensation” would not change the conclusion of the Manager that the Conversion Transactions do not result in a “significant adverse change,” because the Manager has already assumed these items in its analysis.

Ms. Kathryn McHale, April 22, 2010 - Page 13

17.
When discussing the investment objectives of the fund, you refer to the “investment policy” described in the Memorandum and state that the Fund intends to pursue substantially the same objectives the Fund has pursued since inception in the last paragraph on page 10, however, you refer to IMH Financial Corporation’s revised investment policy.  Please expand your “Investment Objectives” discussion to address the particular revisions to the investment policy and how they impact your analysis supporting the conclusion that there will not be a significant adverse change to the investment objectives.

Response:

The Company has revised pages 289 and 290 of the S-4 in response to the Staff’s comment.

* * *

The Company has authorized us to advise the Staff that it hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the Staff’s convenience, we will arrange for you to receive separately a copy of Amendment No. 6 to the S-4 that is marked to show cumulative changes from the version that was filed on April 6, 2010.

The Company appreciates the Staff’s comments and request that the Staff contact the undersigned via telephone at (415) 984-8833, or via facsimile at (415) 984-8701, or via e-mail at phealy@omm.com with any questions or comments regarding this letter.

Thank you.

Sincerely,

/s/ Peter T. Healy

Peter T. Healy
of O’MELVENY & MYERS LLP

cc:	Brittany Ebbertt
Kevin Vaughn
Justin Dobbie